UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 6, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane,

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No a

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No a

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 6, 2023, Smith & Nephew plc sent its annual report for fiscal year 2022 to its shareholders, which is attached hereto as Exhibit 99.1.

Exhibit List

Exhibit No.	Description
99.1	Annual Report for the year ended 31 December 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: March 6, 2023	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary